

Tom Cunningham · 2nd

Ranch Manager at Shalom Farm

Greater Florence-Muscle Shoals, Alabama Area ·
57 connections · **Contact info**

Grazr



**Community College
Air Force**

Experience

Co-Founder

Grazr · Full-time

Mar 2019 – Present · 2 yrs

Columbia, Tennessee, United States

Co-founder and CEO of Grazr the online marketplace to buy locally raised meat at affordable prices.

Ranch Manager

Shalom Farm · Full-time

Nov 2016 – Present · 4 yrs 4 mos

Summertown Tennessee

Raising and marketing for sale Wagyu/Angus influenced beef cattle.

Firefighter EMT

City of South Lake Tahoe · Full-time

Dec 2009 – Jul 2015 · 5 yrs 8 mos

South Lake Tahoe, California, United States

Responded to emergency calls ranging from medical emergencies, vehicle accidents, structure fires, vegetation fires, back country rescues, swift and open water rescues on Lake Tahoe as well as high and low angles rescues in the greater Lake Tahoe area.



Senior Airman Driver Operator
United States Air Force · Full-time
Aug 2008 – Jul 2014 · 6 yrs
Travis Air Force Base

Responded to all emergency calls for aid ranging from medical emergencies to aircraft fires or emergencies. Trained extensively in chemical, nuclear, biological warfare response as well as Hazardous Material emergencies.

Singer Songwriter
The Locofocos · Self-employed
Oct 2002 – Jul 2007 · 4 yrs 10 mos

Writer and performer with The Locofocos alt/rock jam band.

Education



Community College of the Air Force
Fire Science/Fire-fighting
2009 – 2010



